Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION



03029474

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

15 August 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
13 August 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation
14 August 2003	Announcement to Australian Stock Exchange Sale of Lend Lease Mortgage Capital
14 August 2003	Announcement to Australian Stock Exchange Finance Director Retirement & Succession

PROCESSED
AUG 27 2003
THOMSON
FINANCIAL

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

dlw 8/26

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

13 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Ten (10) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 3,887,588 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 428,805,356.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498





ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Lend Lease Corporation Limited

ACN/ ABN

32 000 226 228

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	**C2** - Issue of shares	**C3** - Cancellation of shares	**C4** - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,887,588	$33,588,806.64

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0 6 / 0 8 / 0 3
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name Given names

OR

Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City State/Territory

Postcode Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____ Given names ____

OR

☐ Company name ____

ACN/ ARBN/ ABN ____

Office, unit, level, or PO Box number ____

Street number and Street name ____

Suburb/City ____ State/Territory ____

Postcode ____ Country (if not Australia) ____

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

Family name
Given names

OR

Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... Further changes to the register of members

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June SHARPE

Capacity

[ ] Director

[x] Company secretary

Signature

S. Sharpe

Date signed

13/08/03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[x] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge


Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

14 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

SALE OF LEND LEASE MORTGAGE CAPITAL

Lend Lease Corporation Limited ("Lend Lease") today announced that it has entered into an agreement with Wachovia Corporation for the sale of the Lend Lease Mortgage Capital ("LLMC") business for a price of approximately US$42.5 million (approximately A$65 million). The sale price compares to the book value of the LLMC business of approximately US$41 million (approximately A$63 million).

The sale is expected to close around the end of the September quarter and is subject to various conditions, including obtaining client consents and regulatory approvals.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

14 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Four (4) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

FINANCE DIRECTOR RETIREMENT & SUCCESSION

Lend Lease Corporation Limited ("Lend Lease") today announced that the Finance Director, Robert Tsenin, will retire from the Board on 31 August 2003. Joanne Curin has been appointed to succeed Mr Tsenin, and will commence with the company and join the Board as Finance Director on 8 September 2003.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary



Company - Lend Lease Corporation Limited
File No 82-3498

MEDIA STATEMENT

14 AUGUST 2003

FINANCE DIRECTOR RETIREMENT & SUCCESSION

Lend Lease Corporation Limited ("Lend Lease") today announced that the Finance Director, Robert Tsenin, will retire from the Board on 31 August 2003. Joanne Curin has been appointed to succeed Mr Tsenin, and will commence with the company and join the Board as Finance Director on 8 September 2003.

Given the critical role of the Finance Director, the Board believed it was important that a successor was identified well before the expiry of Mr Tsenin's contract early next year.

With the US Real Estate Investments ("US REI") exit process well underway and Ms Curin identified as Mr Tsenin's successor, it has been agreed that it is appropriate for Mr Tsenin to retire after the company announces its June 2003 financial year results next week.

Mr Tsenin said that after 6½ years at Lend Lease as Finance Director, he was looking forward to new challenges.

Lend Lease Group CEO, Greg Clarke, said: "I have greatly appreciated Robert's support since I joined the company. Robert's experience and expertise have been invaluable to me over the past 7 months as we have focused on simplifying the Group's strategy. In particular, Robert has been the key executive in managing our exit from the US REI businesses."

Ms Curin joins Lend Lease with a broad range of international experience after a successful career as a senior finance executive and director with a number of large corporations. Her previous position was as Finance Director of The Peninsular and Oriental Steam Navigation Company, and prior to that she was Finance Director of P&O Australia Limited.

Before joining the P&O Group in 1998, Ms Curin held various senior finance roles with Carter Holt Harvey Limited in New Zealand.

Mr Clarke said he was particularly impressed with Ms Curin's track record and focus on financial operations and control procedures in her previous roles.

"Lend Lease has reset its strategy and direction and, with the restructure largely behind us, Jo's focus on financial operations management as well as considerable experience in evaluating strategic acquisitions is an ideal skill-set to have in our new Finance Director," Mr Clarke said.

Ms Curin, who will be based in London, has a Bachelor of Commerce, Accounting degree from the University of Auckland and is a member of the New Zealand Institute of Chartered Accountants.

ENDS

Attachment: Recent Career Summary – Joanne Curin

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

JOANNE CURIN

RECENT CAREER SUMMARY

1998 – 2003	:	**The Peninsular and Oriental Steam Navigation Company**
2000 – 2003		Finance Director
1998 – 2000		Finance Director, P&O Australia
1994 – 1998	:	**Carter Holt Harvey Limited**
1997 – 1998		Director, Corporate Development and Investor Relations
1996 – 1997		Financial Director, Wood Products
1994 – 1996		Director, Performance Improvement
1991 – 1994	:	**Kelt Energy Plc**
		Director of Finance and Company Secretary

ENDS

Company – Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

8 August 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2003
WASH. D.C. 152 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
4 August 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
5 August 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
6 August 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
6 August 2003	Announcement to Australian Stock Exchange Suspension of On-Market Share Buyback
8 August 2003	Announcement to Australian Stock Exchange Actus Lend Lease Selected as Preferred Developer by U.S. Army for Military Housing Project in Hawaii

Yours faithfully



A P HO
Assistant Company Secretary


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

4 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 1 August 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A


RECEIVED
AUG 29 2003
152
WASH, D.C.

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	11,938,508	410,000
4	Total consideration paid or payable for the shares	$102,049,883	$3,592,051

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.86 date: 23-Jun-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $8.80 lowest price paid: $8.70 highest price allowed under rule 7.33: $9.0426

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	31,104,312

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 4/8/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

5 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 4 August 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary


SEC MAIL PROCESSING
RECEIVED
AUG 2 2 2003
WASH, D.C.
152
SECTION

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,348,508	148,516
4	Total consideration paid or payable for the shares	$105,641,934	$1,286,882

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$8.86	highest price paid:	$8.68
	date:	23-Jun-03		
	lowest price paid:	$8.20	lowest price paid:	$8.64
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$9.0909

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	30,955,796

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ...S. Sharpe............... Date: 5/8/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

6 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 5 August 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	12,497,024	211,260
4	Total consideration paid or payable for the shares	$106,928,817	$1,852,361

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $8.86 date: 23-Jun-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $8.80 lowest price paid: $8.67 highest price allowed under rule 7.33: $9.1098

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	30,744,536

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 6/8/03
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

6 August 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

Re: Stock Exchange Announcement
Suspension of On-Market Share Buyback

Lend Lease Corporation Limited ("Lend Lease") announced on 29 May 2003 an on-market share buyback of up to 10% of the issued capital of the Company commencing on 13 June 2003.

In view of the forthcoming announcement of full year results on 20 August 2003, Lend Lease advises that no further purchases will be made under the buyback until after the release of the results. Lend Lease will recommence the buyback on Thursday 21 August 2003.

Below is the status of the buyback as at 5 August 2003:

Buyback period:	13 June 2003 to 12 June 2004
Maximum number of shares to buy back:	43,452,820
Number of shares bought back:	12,708,284
Consideration paid:	$108,781,177
Average price paid:	$8.56
Number of shares remaining to buy back:	30,744,536

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary



Company - Lend Lease Corporation Limited
File No 82-3498

8 August 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

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Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

ACTUS LEND LEASE SELECTED AS PREFERRED DEVELOPER BY U.S. ARMY FOR MILITARY HOUSING PROJECT IN HAWAII

Lend Lease Corporation Limited ("Lend Lease") today announced that Actus Lend Lease has been selected by the U.S. Army as preferred developer to continue exclusive negotiations for the development of high quality military homes and communities for the U.S. Army and U.S. Coast Guard service members and their families in Hawaii.

This is the largest military housing privatisation project undertaken by the U.S. Department of Defense. Actus Lend Lease will work closely with its Army partner to prepare a Community Development and Management Plan based on the proposal to build approximately 6,500 new homes, renovate approximately 1,200 existing homes and develop 16 community centres and other community amenities. Subject to approval of the Plan, the U.S. Army is expected to award the final contract in late 2004.

The development scope for this project is valued at approximately US$1.8 billion, with approximately US$5 billion in total revenues expected over the 50 year term of the project.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary